

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 8, 2010

Mr. Alejandro Bautista
Chief Executive Officer
S2C Global Systems, Inc.
5119 Beckwith Boulevard, Suite 105
San Antonio, TX 78249

Re: S2C Global Systems, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Filed April 15, 2009
        Form 10-Q for the Quarterly Period Ended June 30, 2009
        Filed August 19, 2009
        Form 10-Q for the Quarterly Period Ended March 31, 2009
        Filed May 20, 2009
        File No. 0-51529

Dear Mr. Bautista:

        We issued comments to you on the above captioned filings on **September 25, 2009**. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by **January 22, 2010** to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by **January 22, 2010,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact **Yong Kim**, Staff Accountant at 202-551-3323 or me at 202-551-3737 if you have any questions.

Sincerely,

Jennifer Thompson
Branch Chief